Exhibit 4.2

SAFEWAY INC.

OFFICERS’ CERTIFICATE PURSUANT TO

SECTIONS 2.2 AND 10.4 OF THE INDENTURE

June 14, 2012

Steven A. Burd and Bradley S. Fox do hereby certify that they are the Chief Executive Officer, and the Vice President and Treasurer, respectively, of Safeway Inc., a Delaware corporation (the “Company”), and do further certify, pursuant to resolutions of the Board of Directors of the Company adopted on October 19, 2011 (the “Resolutions”), and in accordance with Sections 2.2 and 10.4 of the Indenture (the “Indenture”) dated as of September 10, 1997 between the Company and The Bank of New York Mellon Trust Company, N.A., formerly known as The Bank of New York Trust Company, N.A., as successor to The Bank of New York, as trustee (the “Trustee”), as follows:

1. Attached hereto as Annex A is a true and correct copy of a specimen note (the “Form of Note”) representing the Company’s Floating Rate Notes Due 2013 (the “Notes”). The Notes are a separate Series of Securities under the Indenture.

The Company is issuing initially $250 million in aggregate principal amount of the Notes. The Company may issue additional Notes from time to time after the date hereof, in which case any additional Notes so issued shall have the same form and terms (other than the date of issuance and, under certain circumstances, the date from which interest thereon shall begin to accrue and the first Interest Payment Date), and shall carry the same right to receive accrued and unpaid interest, as the Notes previously issued, and such additional Notes will be treated as a single Series with the previously issued Notes for all purposes under the Indenture. No additional Notes may be issued if an Event of Default has occurred with respect to such Notes.

2. The Form of Note sets forth certain of the terms required to be set forth in this certificate pursuant to Section 2.2 of the Indenture, and said terms are incorporated herein by reference. The Notes were offered at an initial public offering price of 100% of the principal amount thereof.

3. In addition to the covenants set forth in Article IV of the Indenture, the Notes shall include the following additional covenants, and such additional covenants and the additional Event of Default referred to in Section 4 below shall be subject to covenant defeasance pursuant to Section 8.4 of the Indenture:

“Section 4.7 Limitation on Liens.

The Company shall not, nor shall it permit any of its Subsidiaries to, create, incur, or permit to exist, any Lien on any of their respective properties or assets, whether owned on the Closing Date (defined below) or thereafter acquired, or upon any income or profits therefrom, in order to secure any Indebtedness of the Company, without effectively providing that the Notes shall be equally and ratably secured until such time as such Indebtedness is no longer secured by such Lien, except: (i) Liens existing as of June 14, 2012 (the “Closing Date”); (ii) Liens granted after the Closing Date on any assets or properties of the Company or any of its Subsidiaries securing Indebtedness of the Company created in favor of the Holders of the Notes; (iii) Liens securing Indebtedness of the Company which is incurred to extend, renew or refinance Indebtedness which is secured by Liens permitted to be incurred under the Indenture; provided that such Liens do not extend to or cover any property or assets of the Company or any of its

Subsidiaries other than the property or assets securing the Indebtedness being refinanced and that the principal amount of such Indebtedness does not exceed the principal amount of the Indebtedness being refinanced; (iv) Permitted Liens; and (v) Liens created in substitution of or as replacements for any Liens permitted by the preceding clauses (i) through (iv), provided that, based on a good faith determination of an officer of the Company, the property or asset encumbered under any such substitute or replacement Lien is substantially similar in nature to the property or asset encumbered by the otherwise permitted Lien which is being replaced.

Notwithstanding the foregoing, the Company and any Subsidiary of the Company may, without securing the Notes, create, incur or permit to exist Liens which would otherwise be subject to the restrictions set forth in the preceding paragraph, if after giving effect thereto and at the time of determination, Exempted Debt does not exceed the greater of (i) 10% of Consolidated Net Tangible Assets or (ii) $350,000,000.

Section 4.8 Limitation on Sale and Lease-Back Transactions.

The Company shall not, nor shall it permit any of its Subsidiaries to, enter into any sale and lease-back transaction for the sale and leasing back of any property or asset, whether owned on the Closing Date or thereafter acquired, of the Company or any of its Subsidiaries (except such transactions (i) entered into prior to the Closing Date or (ii) for the sale and leasing back of any property or asset by a Subsidiary of the Company to the Company or (iii) involving leases for less than three years or (iv) in which the lease for the property or asset is entered into within 120 days after the later of the date of acquisition, completion of construction or commencement of full operations of such property or asset) unless (a) the Company or such Subsidiary would be entitled under Section 4.7 to create, incur or permit to exist a Lien on the assets to be leased in an amount at least equal to the Attributable Liens in respect of such transaction without equally and ratably securing the Notes or (b) the proceeds of the sale of the assets to be leased are at least equal to their fair market value and the proceeds are applied to the purchase or acquisition (or in the case of real property, the construction) of assets or to the repayment of Indebtedness of the Company or a Subsidiary of the Company which by its terms matures not earlier than one year after the date of such repayment.

Section 4.9 Offer to Purchase Upon Change of Control Triggering Event

If a Change of Control Triggering Event occurs with respect to the Notes the Company will make an offer (the “Change of Control Offer”) to each Holder of the Notes to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of that Holder’s Notes on the terms set forth below. In the Change of Control Offer, the Company will offer payment in cash equal to 101% of the aggregate principal amount of Notes repurchased, plus accrued and unpaid interest, if any, on the Notes repurchased to the date of repurchase (the “Change of Control Payment”). Within 30 days following any Change of Control Triggering Event or, at the Company’s option, prior to any Change of Control, but after public announcement of the transaction that constitutes or may constitute the Change of Control, the Company will mail a notice to Holders of the Notes describing the transaction that constitutes or may constitute the Change of Control Triggering Event and offering to repurchase the Notes on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed (the “Change of Control Payment Date”). The notice will, if mailed prior to the date of consummation of the Change of Control, state that the offer to purchase is conditioned on the Change of Control Triggering Event occurring on or prior to the Change of Control Payment Date.

On the Change of Control Payment Date, the Company will, to the extent lawful:

(i) accept for payment all Notes or portions of Notes properly tendered pursuant to the Change of Control Offer;

(ii) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes properly tendered; and

(iii) deliver or cause to be delivered to the Trustee the Notes properly accepted together with an Officers’ Certificate stating the aggregate principal amount of Notes or portions of Notes being repurchased.

The Company will not be required to make a Change of Control Offer upon the occurrence of a Change of Control Triggering Event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by the Company and the third party repurchases all Notes properly tendered and not withdrawn under its offer. In addition, the Company will not repurchase any Notes if there has occurred and is continuing on the Change of Control Payment Date an Event of Default under this Indenture, other than a default in the payment of the Change of Control Payment upon a Change of Control Triggering Event.

The Paying Agent will promptly pay to each Holder of Notes so tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new Note will be in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any such securities laws or regulations conflict with the Change of Control Offer provisions of the Notes, the Company will comply with those securities laws and regulations and will not be deemed to have breached its obligations under this Section 4.9 by virtue of any such conflict.”

4. In addition to the Events of Default set forth in Section 6.1 of the Indenture, the Notes shall include the following additional Event of Default, which shall be deemed an Event of Default under Section 6.1(g) of the Indenture:

“acceleration of $150,000,000 or more, individually or in the aggregate, in principal amount of Indebtedness of the Company under the terms of the instrument under which such Indebtedness is issued or secured, except as a result of compliance with applicable laws, orders or decrees, if such Indebtedness shall not have been discharged or such acceleration is not annulled within 10 days after written notice.”

5. In addition to the definitions set forth in Article I of the Indenture, the Notes shall include the following additional definitions, which, in the event of a conflict with the definition of terms in the Indenture, shall control:

“Attributable Liens” means in connection with a sale and lease-back transaction the lesser of (a) the fair market value of the assets subject to such transaction and (b) the present value (discounted at a rate per annum equal to the average interest borne by all outstanding Securities issued under the Indenture determined on a weighted average basis and compounded semi-annually) of the obligations of the lessee for rental payments during the term of the related lease.

“Bank Credit Agreement” means the Credit Agreement dated as of June 1, 2011, by and among Safeway Inc. and Canada Safeway Limited, as borrowers, Merrill Lynch, Pierce, Fenner & Smith Incorporated and JP Morgan Securities, Inc., as joint lead arrangers and joint bookrunners, Deutsche Bank AG New York Branch, as domestic administrative agent, Deutsche Bank AG Canada Branch as Canadian administrative agent, Deutsche Bank Securities Inc., BNP Paribas Securities Corp., U.S. Bank National Association and Wells Fargo Securities, LLC, as joint lead arrangers, Bank of America, N.A. and JPMorgan Chase Bank, N.A. as syndication agents, BNP Paribas, U.S. Bank National Association and Wells Fargo Bank, National Association, as documentation agents, and the lenders that are parties thereto, as such agreement may be amended (including any amendment, restatement, refinancing and successors thereof), supplemented or otherwise modified from time to time, including any increase in the principal amount of the obligations thereunder.

“Capital Lease” means any Indebtedness represented by a lease obligation of a person incurred with respect to real property or equipment acquired or leased by such person and used in its business that is required to be recorded as a capital lease in accordance with GAAP.

“Change of Control” means the occurrence of any of the following: (1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the Company’s properties or assets and those of its Subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) other than the Company or one of its Subsidiaries; (2) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) (other than the Company or one of its Subsidiaries) becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the Company’s Voting Stock or other Voting Stock into which the Company’s Voting Stock is reclassified, consolidated, exchanged or changed, measured by voting power rather than number of shares; or (3) the first day on which a majority of the members of the Company’s board of directors are not Continuing Directors. Notwithstanding the foregoing, a transaction will not be deemed to involve a Change of Control if (1) the Company becomes a direct or indirect wholly-owned Subsidiary of a holding company and (2)(A) the direct or indirect holders of the Voting Stock of such holding company immediately following that transaction are substantially the same as the holders of the Company’s Voting Stock immediately prior to that transaction or (B) immediately following that transaction no “person” (as that term is used in Section 13(d)(3) of the Exchange Act) (other than a holding company satisfying the requirements of this sentence) is the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the Voting Stock of such holding company.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Rating Event.

“Consolidated Net Tangible Assets” means the total amount of assets of the Company and its Subsidiaries (less applicable depreciation, amortization and other valuation reserves) after deducting therefrom (i) all current liabilities of the Company and its Subsidiaries and (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and expenses and other like intangibles, determined on a consolidated basis in accordance with GAAP.

“Continuing Directors” means, as of any date of determination, any member of the Company’s board of directors who (1) was a member of such board of directors on the date the Notes were first issued or (2) was nominated for election, elected or appointed to such board of directors with the approval of a majority of the Continuing Directors who were members of such board of directors at the times of such nomination, election or appointment (either by a specific vote or by approval of the Company’s proxy statement in which such member was named as a nominee for election as a director, without objection to such nomination).

“Currency Agreement” means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect the Company or any of its Subsidiaries against fluctuations in currency values.

“Exempted Debt” means the sum of the following as of the date of determination: (i) Indebtedness of the Company incurred after the Closing Date and secured by Liens not otherwise permitted by the first sentence under Section 4.7, and (ii) Attributable Liens of the Company and its Subsidiaries in respect of sale and lease-back transactions entered into after the Closing Date, other than sale and lease-back transactions permitted by the limitation on sale and lease-back transactions set forth under Section 4.8. For purposes of determining whether or not a sale and lease-back transaction is “permitted” by Section 4.8, the last paragraph under Section 4.7 (creating an exception for Exempted Debt) will be disregarded.

“Fitch” means Fitch Ratings Ltd.

“Indebtedness” of any person means, without duplication, any indebtedness, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements with respect thereto) or representing the balance deferred and unpaid of the purchase price of any property (including pursuant to Capital Leases), except any such balance that constitutes an accrued expense or trade payable, if and to the extent any of the foregoing indebtedness would appear as a liability upon a balance sheet of such person prepared on a consolidated basis in accordance with GAAP (but does not include contingent liabilities which appear only in a footnote to a balance sheet), and shall also include, to the extent not otherwise included, the guaranty of items which would be included within this definition.

“Interest Swap Obligations” means the obligations of any person pursuant to any interest rate swap agreement, interest rate collar agreement or other similar agreement or arrangement designed to protect such person or any of its Subsidiaries against fluctuations in interest rates.

“Investment Grade Rating” means a rating equal to or higher than BBB- (or the equivalent) by Fitch, Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P, and the equivalent investment grade credit rating from any additional Rating Agency or Rating Agencies selected by the Company.

“Joint Venture” means a joint venture, partnership or other similar arrangement, whether in corporate, partnership or other legal form; provided that, as to any such arrangement in corporate form, such corporation shall not, as to any person of which such corporation is a Subsidiary, be considered to be a Joint Venture to which such person is a party.

“Lien” means any lien, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof, and any agreement to give any security interest).

“Moody’s” means Moody’s Investors Service, Inc.

“Permitted Liens” means (i) Liens securing Indebtedness of the Company under the Bank Credit Agreement or the Term Loan Agreement and any initial or subsequent renewal, extension, refinancing, replacement or refunding thereof; (ii) Liens on accounts receivable, merchandise inventory, equipment, and patents, trademarks, trade names and other intangibles, securing Indebtedness of the Company; (iii) Liens on any asset of the Company, any Subsidiary of the Company, or any Joint Venture to which the Company or any of its Subsidiaries is a party, created solely to secure obligations incurred to finance the refurbishment, improvement or construction of such asset, which obligations are incurred no later than 24 months after completion of such refurbishment, improvement or construction, and all renewals, extensions, refinancings, replacements or refundings of such obligations; (iv)(a) Liens given to secure the payment of the purchase price incurred in connection with the acquisition (including acquisition through merger or consolidation) of property (including shares of stock), including Capital Lease transactions in connection with any such acquisition, and (b) Liens existing on property at the time of acquisition thereof or at the time of acquisition by the Company or a Subsidiary of the Company of any person then owning such property whether or not such existing Liens were given to secure the payment of the purchase price of the property to which they attach; provided that, with respect to clause (a), the Liens shall be given within 24 months after such acquisition and shall attach solely to the property acquired or purchased and any improvements then or thereafter placed thereon; (v) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods; (vi) Liens upon specific items of inventory or other goods and proceeds of any person securing such person’s obligations in respect of bankers’ acceptances issued or created for the account of such person to facilitate the purchase, shipment or storage of such inventory or other goods; (vii) Liens securing reimbursement obligations with respect to letters of credit that encumber documents and other property relating to such letters of credit and the products and proceeds thereof; (viii) Liens on key-man life insurance policies granted to secure Indebtedness of the Company against the cash surrender value thereof; (ix) Liens encumbering customary initial deposits and margin deposits and other Liens in the ordinary course of business, in each case securing Indebtedness of the Company under Interest Swap Obligations and Currency Agreements and forward contract, option, futures contracts, futures options or similar agreements or arrangements designed to protect the Company or any of its Subsidiaries from fluctuations in interest rates, currencies or the price of commodities; (x) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by the Company or any of its Subsidiaries in the ordinary course of business; and (xi) Liens in favor of the Company or any Subsidiary of the Company.

“Rating Agencies” means (1) each of Fitch, Moody’s and S&P; and (2) if any of Fitch, Moody’s or S&P ceases to rate the Notes or fails to make a rating of the Notes publicly available for reasons outside of the Company’s control, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act selected by the Company as a replacement agency for Fitch, Moody’s or S&P, or all of them, as the case may be.

“Rating Event” means the rating on the Notes is lowered by each of the Rating Agencies, and the Notes are rated below an Investment Grade Rating by each of the Rating Agencies on any day within the 60-day period (which 60-day period will be extended so long as the rating of the Notes is under publicly announced consideration for a possible downgrade by any of the Rating Agencies) after the earlier of (1) the occurrence of a Change of Control and (2) public notice of the occurrence of a Change of Control or the Company’s intention to effect a Change of Control; provided, however, that a Rating Event otherwise arising by virtue of a particular reduction in rating will not be deemed to have occurred in respect of a particular Change of Control (and thus will not be deemed a Rating Event for purposes of the definition of Change of Control Triggering Event) if the Rating Agencies making the reduction in rating to which this definition would otherwise apply do not announce or publicly confirm or inform the Trustee in writing at the Company’s or the Trustee’s request that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable Change of Control (whether or not the applicable Change of Control has occurred at the time of the Rating Event).

“S&P” means Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies, Inc.

“Voting Stock” means, with respect to any specified “person” (as that term is used in Section 13(d)(3) of the Exchange Act) as of any date, the Capital Stock of such person that is at the time entitled to vote generally in the election of the board of directors (or, if such person is not a corporation, any similar governing body) of such person.

“Term Loan Agreement” means the Term Credit Agreement, dated as of December 19, 2011, by and among Safeway Inc., as borrower, Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC, as joint lead arrangers and joint bookrunners, Bank of America, N.A., as administrative agent, JPMorgan Chase Bank, N.A., as syndication agent, Goldman Sachs Bank USA and the lenders that are parties thereto, as such agreement may be amended (including any amendment, restatement, refinancing and successors thereof), supplemented or otherwise modified from time to time, including any increase in the principal amount of the obligations thereunder.

6. Each of the undersigned is authorized to approve the form, terms and conditions of the Notes pursuant to the Resolutions.

7. Attached hereto as Annex B is a true and correct copy of the Resolutions.

8. The Notes shall be issued as Global Securities (subject to exchange for definitive certificated Notes under the circumstances provided in the Indenture) and The Depository Trust Company shall be Depository for the Notes.

9. Attached hereto as Annex C is a true and correct copy of the letter addressed to the Trustee entitling the Trustee to rely on certain paragraphs of the Opinion of Counsel attached thereto, which Opinion relates to the Notes and is delivered in compliance with Section 10.4(b) of the Indenture.

10. Each of the undersigned has reviewed the provisions of the Indenture, including the covenants and conditions precedent pertaining to the authentication and issuance of the Notes.

11. In connection with this certificate each of the undersigned has examined documents, corporate records and certificates and has spoken with other officers of the Company.

12. Each of the undersigned has made such examination and investigation as is necessary to enable the undersigned to express an informed opinion as to whether or not the covenants and conditions precedent of the Indenture pertaining to the authentication and issuance of the Notes have been satisfied.

13. In our opinion all of the covenants and conditions precedent provided for in the Indenture for the authentication and issuance of the Notes have been satisfied.

Terms used herein that are not otherwise defined but that are defined in the Indenture or the Notes shall have the meanings ascribed thereto in the Indenture or the Notes, as the case may be.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the undersigned officers has executed this certificate as of the date first written above.

/s/ Steven A. Bur
Steven A. Burd
Chief Executive Officer

/s/ Bradley S. Fox
Bradley S. Fox
Vice President and Treasurer